Exhibit 99.1

DESCRIPTION OF COMMON STOCK

     The following description of the Common Stock of West Coast Bancorp (the "Company") summarizes important provisions of the Restated Articles of Incorporation, as amended ("Articles"), and Bylaws of the Company, and the Tax Benefit Preservation Plan by and between the Company and Wells Fargo Bank, National Association, as Rights Agent. This summary does not purport to be complete and is qualified by reference to the actual documents being summarized. The Company has filed the Articles and Bylaws and the Tax Benefit Preservation Plan as exhibits to its periodic and other reports filed with the Securities and Exchange Commission (the "SEC"), and these documents are available for review on the SEC's website at www.sec.gov.

     The authorized capital stock of West Coast Bancorp consists of 250,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock, of which 571,151 shares are currently designated as mandatorily convertible cumulative participating preferred stock, Series A ("Series A Preferred Stock"), 600,000 shares are currently designated as mandatorily convertible cumulative participating preferred stock, Series B ("Series B Preferred Stock"), and 2,500,000 shares are currently designated as Series C Junior Participating Preferred Stock ("Series C Preferred Stock").

     As of March 15, 2010, there were 92,171,218 shares of Common Stock, no shares of Series A Preferred Stock, 121,328 shares of Series B Preferred Stock, and no shares of Series C Preferred Stock outstanding.

Common Stock

     Voting Rights. Except as may be provided in connection with any of our Preferred Stock, or as may otherwise be required by law or our Restated Articles of Incorporation, holders of our Common Stock are entitled to one vote per share with respect to each matter presented to shareholders for vote. The Common Stock does not have cumulative voting rights.

     Dividends. Subject to the prior rights of holders of our Preferred Stock, holders of Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by our Board of Directors.

     Other Rights. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock will be entitled to receive the assets that are legally available for distribution to shareholders after there shall have been paid or set aside for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of our Preferred Stock are entitled.

     The Common Stock does not have preemptive, subscription or conversion rights.

     Fully Paid. The outstanding shares of our Common Stock are fully paid and non-assessable. This means the full purchase price for the shares has been paid and the holders of the shares will not be assessed any additional amounts for the shares.

     Listing. Our Common Stock is listed on the NASDAQ Global Select Market under the symbol "WCBO." Wells Fargo Bank, National Association is the transfer agent and registrar for our Common Stock.

     Additional shares of authorized Common Stock may be issued, as determined by our Board of Directors from time to time, without shareholder approval, except as may be required by applicable regulations of the Nasdaq Stock Market.

Authorization for Preferred Stock

     Our Board of Directors may, without approval of our shareholders, cause shares of our Preferred Stock to be issued from time to time in one or more series, provided that such issuance requires the affirmative vote of the holders of a majority of the shares present and entitled to vote at a shareholders meeting if our Board has received notice of or is otherwise aware of any transaction or other event pursuant to which:
  any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 and the rules and regulations pursuant thereto), other than the Company, a subsidiary of the Company, an employee benefit or similar plan sponsored by the Company, or a person permitted to file reports of beneficial ownership of our Common Stock on Schedule 13G under the Exchange Act, is or proposes to become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 10 percent or more of the combined voting power of the Company's then outstanding securities, or the Company or any of its subsidiaries representing 50 percent or more of its assets would be a party to a merger or consolidation in which less than 50 percent of the outstanding voting securities of the surviving or resulting company or such surviving or resulting company's parent would be owned in the aggregate by persons who were shareholders of the Company immediately prior to such merger or consolidation.
     Our Board has the authority to fix and determine the number of shares of each series as well as the designation, privileges, rights, and preferences of the shares of that series. Among the specific matters that may be determined by our Board are:
  the rate and nature of dividends, if any;
  whether shares may be redeemed and, if so, the terms of redemption;
  the amount payable in the event of any liquidation or winding up;
  rights and terms of conversion, if any; and
  voting rights.

Series A Preferred Stock

     The number of authorized shares of Series A Preferred Stock is 571,151. Shares of Series A Preferred Stock have no par value and the liquidation preference of the Series A Preferred Stock is $100 per share. There are no shares of Series A Preferred Stock presently outstanding, and the Company has no current intention to issue additional shares of Series A Preferred Stock.

     The Company originally authorized 2,000,000 shares of Series A Preferred Stock and issued 1,428,849 shares; however, all 1,428,849 shares of Series A Preferred Stock that were issued were mandatorily converted into 71,442,450 shares of Common Stock in accordance with the terms of the Series A Preferred Stock and, in accordance with such terms, have resumed the status of authorized but unissued Preferred Stock, undesignated as to series and available for future issuance.

Series B Preferred Stock

     Authorized Shares and Liquidation Preference. The number of authorized shares of Series B Preferred Stock is 600,000. Shares of Series B Preferred Stock have no par value and the liquidation preference of the Series B Preferred Stock is $100 per share. There are 121,328 shares of Series B Preferred Stock outstanding as of March 15, 2010.

     Ranking. The Series B Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) on a parity with our other authorized series of preferred stock and with each other class or series of preferred stock, established after the date of issuance of the Series B Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company, and (ii) senior to our Common Stock and each other class or series of capital stock outstanding or established after the date the Series B Preferred Stock is first issued, the terms of which expressly provide that it ranks junior to the Series B Preferred Stock as to dividend rights and/or as to rights on liquidation, winding-up and dissolution of the Company. The Company has the right to authorize and issue additional shares or classes or series of junior securities or parity securities without the consent of the holders of Series B Preferred Stock.

     Dividends. If our Board declares and pays a cash dividend in respect of any shares of Common Stock, then our Board is required to declare and pay to the holders of the Series B Preferred Stock a cash dividend in an amount per share equal to the product of (i) the per share dividend declared and paid in respect of each share of Common Stock and (ii) the number of shares of Common Stock into which each share of Series B Preferred Stock is then convertible.

     Repurchase of Junior Securities. For as long as the Series B Preferred Stock remains outstanding, subject to limited exceptions, the Company is prohibited from paying dividends on any share of our Common Stock or other junior securities and from redeeming, purchasing or acquiring any shares of our Common Stock or other junior securities if and for so long as declared dividends on the Series B Preferred Stock have not been paid in full.

     Rights Upon Liquidation. In the event the Company voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series B Preferred Stock will be entitled, for each share of Series B Preferred Stock held, to (1) the liquidation preference per share of Series B Preferred Stock, plus any accrued but unpaid dividends, plus (2) an amount equal to the liquidation amount payable on an as-converted basis on the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted on a date at least ten business days before the first liquidating distribution is made on Series B Preferred Stock.

     In the event the assets of the Company available for distribution to shareholders upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on any parity securities, holders of Series B Preferred Stock and the holders of parity securities will share ratably in any distribution of assets of the Company in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

     Redemption. The Series B Preferred Stock is not redeemable.

     Mandatory Conversion. Each share of Series B Preferred Stock mandatorily converts into shares of our Common Stock following completion of the transfer of that share to a third party in (1) a widespread public distribution, (2) a transfer in which no transferee (or group of associated transferees) would receive more than 2% of any class of voting securities of the Company or (3) a transfer to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the holder. To the extent that conversion of the Series B Preferred Stock would cause the holder to be subject to the receipt of required regulatory approvals, delivery of our Common Stock would be delayed until any required regulatory approvals are obtained.

     The number of shares of our Common Stock into which a share of Series B Preferred Stock will be convertible will be determined by dividing the base value by the then applicable conversion price. Cash will be paid in lieu of any fractional shares issuable upon any conversion based on the price of our Common Stock at the time. The initial conversion price of Series B Preferred Stock is $2.00 per share of Common Stock into which it is converted and the initial number of shares into which one share of Series B Preferred Stock is convertible is 50.

     Anti-Dilution and Similar Provisions. The conversion price of Series B Preferred Stock is subject to customary anti-dilution adjustments, which will be made (subject to certain exceptions) in the event that we take certain actions described in our Articles. In addition, if we enter into certain transactions described in our Articles, each holder of Series B Preferred Stock will have the right to receive securities, cash and other property based on the amount that would have been received had the holder held the number of shares of Common Stock into which such holder's Series B Preferred Stock is convertible at the time of the transaction.

     Voting Rights. Except as set forth below, holders of Series B Preferred Stock will not have any voting rights.

     So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Restated Articles of Incorporation, the vote or consent of the holders of three-quarters of the outstanding shares of Series B Preferred Stock voting as a single class with all other classes and series of parity stock having similar voting rights then outstanding, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for (1) any amendment of our Restated Articles of Incorporation to authorize, or increase the authorized amount of, any shares of any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to the payment of dividends or the distribution of assets on our liquidation, (2) any amendment, alteration or repeal (including by means of a merger, consolidation or otherwise) of any provision of our Restated Articles of Incorporation or our Bylaws that would alter or change the rights, preferences or privileges of the Series B Preferred Stock so as to affect them significantly and adversely or (3) the consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or a merger or consolidation of the Company with another entity, except that holders will have no right to vote under this provision or under Oregon law if the Company shall have complied with certain notice requirements with respect to such transaction.

Series C Preferred Stock

     The Series C Preferred Stock is issuable in connection with, and pursuant to, our Tax Benefit Preservation Plan (the "Plan"), adopted by our Board of Directors on October 23, 2009, and approved by shareholders at a meeting held on April 27, 2010. The provisions of the Plan and of the Series C Preferred Stock issuable in connection with the Plan are described in detail in the Company's registration statement on Form 8-A12B filed with the SEC on October 28, 2009.

     Our Board adopted the Plan in an effort to preserve shareholder value by attempting to protect against a possible limitation on the Company's ability to use certain tax attributes. In general, the Plan and any related issuance of Series C Preferred Stock would cause substantial dilution to any person or group who attempts to acquire a significant interest in the Company without advance approval from our Board.

Anti-Takeover Provisions

     Number of Directors; Removal; Filling Vacancies. Our Articles provide that the number of directors will be not fewer than eight or more than 20, with the exact number to be fixed by resolution of our Board adopted by at least 75% of the whole board. Any vacancies, or newly created directorships, may be filled by our Board. No director may be removed from office without cause except by a vote of two-thirds of the shares then entitled to vote at an election of directors. Except as otherwise provided by law, cause for removal shall exist only if our Board has reasonable grounds to believe that the corporation has suffered or will suffer substantial injury as a result of the gross negligence, willful misconduct, or dishonesty of the director whose removal is proposed.

     Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals. Our Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of our shareholders. Only persons who are nominated by, or at the direction of, our Board, or by a shareholder who has given timely written notice to our corporate secretary prior to the meeting at which directors are to be elected, are eligible for election as directors of West Coast Bancorp. The business to be conducted at an annual meeting is limited to business brought before the meeting by, or at the direction of, our Board or by a shareholder who has given timely written notice to the Secretary of his or her intention to bring such business before such meeting.

     Notice of a shareholder nomination or other business to be brought before an annual meeting will be timely only if it is delivered not less than 60 days in advance of a meeting, provided that if the date of such annual meeting of shareholders has not been publicly announced by the Company more than 90 days in advance of such meeting, such written notice must be given within 15 days after the first public disclosure of the date of the annual meeting.

     Any shareholder entitled to vote for the election of directors may nominate at a meeting persons for election as directors only if written notice of such shareholder's intent to make such nomination is given, either by personal delivery or by certified mail, postage prepaid, addressed to the secretary at the corporation's executive offices not later than (i) with respect to an election to be held at an annual meeting of shareholders, 60 days prior to the date of such meeting (provided that if the date of such annual meeting of shareholders has not been publicly announced by the corporation more than 90 days in advance of such meeting, such written notice must be given within 15 days after the first public disclosure of the date of the annual meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders.

     A shareholder's notice proposing to nominate a person for election as a director must contain certain information specified in our Bylaws. Similarly, a shareholder's notice relating to the conduct of business other than the nomination of directors must contain information about that business and about the proposing shareholder as specified in our Bylaws. If the chairman or other officer presiding at a meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the bylaw provisions summarized above, the person will not be eligible for election as a director or the proposed business will not be conducted at the meeting, as the case may be.

     Approval of Mergers, Consolidations, and Sale of Substantial Assets. Our Articles impose heightened shareholder approval requirements for certain change in control transactions or sales of all or substantially all assets if such transactions have not been approved by a vote of more than 75% of our directors. In the absence of prior board approval these transactions require the affirmative vote of 66 1/3% of shares entitled to be voted. This provision of the Articles may not be amended or repealed unless such amendment or repeal is approved by more than 75% of the directors or receives the affirmative vote of 66 2/3% of all classes of stock entitled to vote.

     Tax Benefit Preservation Plan. Our Board adopted the Plan in an effort to protect against a possible limitation on the Company's ability to use certain tax attributes. The Plan may also be deemed to have an anti-takeover effect as one effect of the Plan may be to make more difficult or discourage attempts to acquire the Company.